UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Pacific Gas and Electric Company
(Name of Issuer)

First Preferred Stock, Cumulative, par value $25 per share, redeemable, 5% Series A
(Title of Class of Securities)

694308602
(CUSIP Number)

01/07/19
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	694308602

1	Names of Reporting Persons
Parsa Kiai
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
58,029
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
61,758
9	Aggregate Amount Beneficially Owned by Each Reporting Person
61,758
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.6%
12	Type of Reporting Person (See Instructions)
IN; HC

SCHEDULE 13G

CUSIP No.	694308602

1	Names of Reporting Persons
Steamboat Capital Partners GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
47,312
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
47,312
9	Aggregate Amount Beneficially Owned by Each Reporting Person
47,312
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.1%
12	Type of Reporting Person (See Instructions)
OO; HC

Item 1.

(a)	Name of Issuer:

Pacific Gas and Electric Company

(b)	Address of Issuer’s Principal Executive Offices:

77 Beale Street, P.O. Box 770000, San Francisco, California 94177

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by (i) Steamboat Capital Partners GP, LLC (“GP”), and (ii) Parsa Kiai with respect to shares of First Preferred Stock, Cumulative, par value $25 per share, redeemable, 5% Series A of the above named issuer owned by clients of Steamboat Capital Partners, LLC (“IA”) a registered investment advisor controlled by Parsa Kiai.

GP is the General Partner of funds managed by IA which owns shares of the class referred to herein. Parsa Kiai is the managing member of each of GP and IA.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 420 Lexington Avenue, Suite 2300, New York, NY 10170.

(c)	Citizenship:

GP is organized under the laws of Delaware. Parsa Kiai is a citizen of the United States.

(d)	Title and Class of Securities:

First Preferred Stock, Cumulative, par value $25 per share, redeemable, 5% Series A.

(e)	CUSIP No.:

694308602

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

See Items 5-9 and 11 of the cover page for each filer. The percentages in this 13G are based upon 934,322 shares of the subject class outstanding as disclosed by the issuer on its website.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See Item 2 above.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Item 2 above.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2019

/s/ Parsa Kiai

/s/ Steamboat Capital Partners GP, LLC

By: /s/ Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees to that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the First Preferred Stock, Cumulative, par value $25 per share, redeemable, 5% Series A of Pacific Gas and Electric Company, a California Corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned. This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated this 25th day of January, 2019

/s/ Parsa Kiai

Steamboat Capital Partners GP, LLC

By: /s/ Parsa Kiai, Managing Member